Mail Stop 4561

July 11, 2005

Ms. Angela Du, Secretary/Director
China Mobility Solutions, Inc.
789 W. Pender Street
Suite 900
Vancouver, B.C. Canada A1 V6C 1H2

   Re: China Mobility Solutions, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2004
     Filed April 14, 2005
     Form 10-QSB For Fiscal Quarter Ended March 31, 2005
     Filed May 12, 2005
     File No. 0-26559

Dear Ms. Du:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to the Financial Statements

Note 1- Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue

China Mobility Solutions, Inc.
Ms. Angela Du
July 7, 2005

1. We note the deferred revenue balance of $ 2.1 million at December 31, 2004 consisting of SMS, education and training services. Tell us and disclose the amount attributable to each product category.

2. Tell us how you account for your for mobile communication services when they are provided on a subscription basis. Describe any services bundled for sale and the underlying allocation of revenue recognized for each element. Tell us whether any of your service agreements extend over one year and describe the related accounting. Provide reference to the accounting standards that support your accounting. Explain the consideration you have given to providing similar disclosure in the notes to your financial statements.

Recent Accounting Pronouncements

3. You state in the filing that you have not completed your evaluation of the impact of EITF 00-21 and FIN 46 even though they are required to be implemented for periods beginning after June 30, 2003. Explain the status of your evaluation and implementation of EITF 00-21 and FIN 46.

Note 3 – Acquisition of Quicknet

4. We note that you acquired a 49% interest in Beijing Quicknet during June of 2004. Your disclosures in the financial statements indicate you have the right to acquire an additional 2% interest when an acceptable legal mechanism for the transfer of the 2% ownership is arranged or when the government ministry in China approves the transfer. We note that the 2% ownership is currently held by management of Quicknet with Chinese citizenship. With regard to the acquisition, tell us the following:

   - The specifics of the voting interest arrangement which has enabled you to conclude that you have acquired, for accounting purposes, the additional 2% ownership interest from the management of Quicknet under U.S. GAAP. Address how you have considered FIN 46.
   - Address whether you have received Chinese government ministry approval of the 2% transfer and when. Provide us with evidence of the approval.
   - Address the acceptable legal mechanism entered into under Chinese law which enabled the transfer of the 2% ownership. Provide us with evidence of this legal mechanism.
   - Explain your involvement in the operations of Beijing Quicknet.

Please note, the Share Purchase Agreement included as Exhibit 10.1 to the Form 8-K dated February 16, 2004 does not address the initial 49% purchase or how the additional 2% interest is to be acquired from existing Quicknet management. This agreement also does not address the voting interest structure of initial arrangement and who the owners of Quicknet actually are. Please advise.

Note 9 – Segments and Geographic Data

5. The data under section "A. By geographic areas" for 2003 appears to be a duplicate of the 2004 data. Please review and revise the disclosures as necessary.

Form 10-KSB for Fiscal Quarter Ended March 31, 2005

Item 8A. Controls and Procedures

6. We note your conclusion that a material weakness in your internal controls existed during 2004 in that controls were not based on a recognized internal control framework as required by the Sarbanes-Oxley Act of 2002. As such, tell us how you were able to conclude that your disclosure controls and procedures were effective at year end December 31, 2004 and at quarter end March 31, 2005. Explain with specific reference to existing models why your system of internal controls, as documented in your internal control manual, was not consistent with any of these models. Tell us when and who first concluded that your controls as designed constituted a material weakness.

7. You disclose that management will be revising your internal control structure based upon a model framework created by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Tell us the major changes you expect to make and when they will be implemented.

General

8. Tell us in specific detail the facts and circumstances of the Sino-I Technology Ltd. lawsuit dated February 7, 2005. Explain your consideration of paragraphs 8 and 9 of SFAS 5 in determining the appropriate level of financial statement disclosure.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on

China Mobility Solutions, Inc.
Ms. Angela Du
July 7, 2005

EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherri Bowen at (202) 551-3223 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief

China Mobility Solutions, Inc.
Ms. Angela Du
July 7, 2005